FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 22, 2017

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Third Quarter 2017 Results
2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at September 30, 2017 (Unaudited)

ITEM 1

CELLCOM ISRAEL ANNOUNCES
THIRD QUARTER 2017 RESULTS
------------------------

Cellcom Israel concludes the third quarter of 2017 with net income of NIS
32 million and EBITDA1 of NIS 226 million (an increase of 8.1% compared to the third quarter of last year).

Nir Sztern, Cellcom CEO said:

The Company's TV operations shifted to profitability

 Cellcom tv concludes the quarter with record recruitment and reaches
154,000 households, a 10% market share of the Israeli TV market

----

Third Quarter 2017 Highlights (compared to third quarter of 2016):

▪	Total Revenues totaled NIS 975 million ($276 million) compared to NIS 992 million ($281 million) in the third quarter last year, a decrease of 1.7%

▪	Service revenues totaled NIS 737 million ($209 million) compared to NIS 758 million ($215 million) in the third quarter last year, a decrease of 2.8%

▪	Operating income totaled NIS 83 million ($23 million) compared to NIS 73 million ($21 million) in the third quarter last year, an increase of 13.7%

▪	Net income totaled NIS 32 million ($9 million) compared to NIS 33 million ($9 million) in the third quarter last year, a decrease of 3.0%

▪	Net income margin 3.3%, same as the third quarter last year

▪	EBITDA[1] totaled NIS 226 million ($64 million) compared to NIS 209 million ($59 million) in the third quarter last year, an increase of 8.1%

▪	EBITDA margin 23.2%, an increase from 21.1% in the third quarter last year

▪	Net cash from operating activities totaled NIS 205 million ($58 million) compared to NIS 160 million ($45 million) in the third quarter last year, an increase of 28.1%

▪	Free cash flow[1] totaled NIS 105 million ($30 million) compared to NIS 81 million ($23 million) in the third quarter last year, an increase of 29.6%

▪	Cellular subscriber base totaled approximately 2.805 million subscribers (at the end of September 2017)

1 Please see "Use of Non-IFRS financial measures" section in this press release.

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the third quarter of 2017:

"The influence of the competition is reflected in the cellular segment results; however, our varied activities as a telecommunications group in the fixed-line segment are bearing fruit and partially compensated for the cellular segment results. In this quarter, the Company reported an increase of 8% in EBITDA to NIS 226 million, and an increase of 13.7% in operating profit, compared to the third quarter of last year.

Cellcom tv operations shifted to profitability and to a positive contribution to the Company's results in the third quarter of 2017. This is a quarter with a record recruitment to Cellcom tv with 17,000 households who joined Israel's revolutionary TV service. Cellcom tv's position as a revolution generator in the TV market and a market changer is also strengthened with the transition of other players in the market to TV products similar to Cellcom Israel's. As of the end of the third quarter of 2017, Cellcom tv has 154,000 households, which represent more than 10% of the Israeli TV market. In this quarter, we added to the rich content world four desired children's channels, a documentary quality channel and movies library, series and blockbuster movies, while maintaining an attractive price and significant savings for the customer. We see that our attractive offer to the customer encourages most of our customers to choose joining our TV services combined with the internet, home telephony and cellular services in the triple and quattro packages and strengthens their loyalty to the Group.

We are vigorously evaluating various alternatives of independent deployment of an optic-fiber infrastructure, which will revolutionize the internet infrastructures in Israel, whether through self-deployment of fibers in residential neighborhoods, a joint-deployment of fibers in residential neighborhoods together with Partner, and/or an investment by the Company in the IBC fiber Initiative, in order to accelerate the deployment pace of an additional fiber infrastructure in Israel, and reduce the investments required for that purpose."

Shlomi Fruhling, Chief Financial Officer, said:

"The third quarter of 2017, was characterized by a continued growth in the fixed-line segment, together with a record recruitment of TV subscribers and a continued competition in the cellular segment.

Service revenues in the cellular segment increased 1.5% compared to the previous quarter, due to seasonality, which was partially offset by an erosion in revenues from cellular packages. Accordingly, EBITDA in the cellular segment increased 1.3% compared to the previous quarter.

Service revenues in the fixed-line segment continued to grow, due to the growth in TV subscribers and internet infrastructure subscribers. The increase in such revenues compared to the previous quarter, was fully offset as a result of the discontinuance of consolidation of Internet Rimon revenues, which was sold in the June 2017.

Free cash flow for the third quarter of 2017 totaled NIS 105 million, a 36.4% increase compared to the previous quarter. The increase resulted mainly from lower investments in fixed and intangible assets.

The Company’s Board of Directors decided not to distribute a dividend for the third quarter of 2017, given the continued intense competition in the market and its adverse effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Netanya, Israel – November 22, 2017 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the third quarter of 2017.

The Company reported that revenues for the third quarter of 2017 totaled NIS 975 million ($276 million); EBITDA for the third quarter of 2017 totaled NIS 226 million ($64 million), or 23.2% of total revenues; net income for the third quarter of 2017 totaled NIS 32 million ($9 million). Basic earnings per share for the third quarter of 2017 totaled NIS 0.32 ($0.09).

Main Consolidated Financial Results:

	Q3/2017	Q3/2016	Change%	Q3/2017	Q3/2016
	NIS million			US$ million (convenience translation)
Total revenues	975	992	(1.7)%	276	281
Operating Income	83	73	13.7%	23	21
Net Income	32	33	(3.0)%	9	9
Free cash flow	105	81	29.6%	30	23
EBITDA	226	209	8.1%	64	59
EBITDA, as percent of total revenues	23.2%	21.1%	10.0%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	Q3'17	Q3'16	Change %	Q3'17	Q3'16	Change %	Q3'17	Q3'16	Q3'17	Q3'16	Change %
Total revenues	679	729	(6.9)%	339	315	7.6%	(43)	(52)	975	992	(1.7)%
Service revenues	488	534	(8.6)%	292	276	5.8%	(43)	(52)	737	758	(2.8)%
Equipment revenues	191	195	(2.1)%	47	39	20.5%	-	-	238	234	1.7%
EBITDA	160	149	7.4%	66	60	10.0%	-	-	226	209	8.1%
EBITDA, as percent of total revenues	23.6%	20.4%	15.7%	19.5%	19.0%	2.6%			23.2%	21.1%	10.0%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

(***)   Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (third quarter of 2017 compared to third quarter of 2016):

Revenues for the third quarter of 2017 decreased 1.7% totaling NIS 975 million ($276 million), compared to NIS 992 million ($281 million) in the third quarter last year. The decrease in revenues is attributed to a 2.8% decrease in service revenues, which was partially offset by a 1.7% increase in equipment revenues.

Service revenues totaled NIS 737 million ($209 million) in the third quarter of 2017, a 2.8% decrease from NIS 758 million ($215 million) in the third quarter last year.

Service revenues in the cellular segment totaled NIS 488 million ($138 million) in the third quarter of 2017, an 8.6% decrease from NIS 534 million ($151 million) in the third quarter last year. This decrease resulted mainly from the ongoing erosion in the prices of these services as a result of the competition in the cellular market and from the difference between the national roaming services revenues in the third quarter of 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017 (the "Network Sharing Agreement with Golan")2.

Service revenues in the fixed-line segment totaled NIS 292 million ($83 million) in the third quarter of 2017, a 5.8% increase from NIS 276 million ($78 million) in the third quarter last year. This increase resulted mainly from fixed-line communications services provided according to the Network Sharing Agreement with Golan as well as an increase in revenues from TV services. This increase was partially offset as a result of the discontinuance of consolidation of Internet Rimon Israel 2009 Ltd. ("Internet Rimon"), following the sale of the Group's holdings in Internet Rimon in the second quarter of 2017 (the "Sale of Internet Rimon").

2 According to the terms of the Network Sharing Agreement with Golan, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs. In addition, revenues from the Network Sharing Agreement are divided between the cellular and fixed-line segments.

Equipment revenues totaled NIS 238 million ($67 million) in the third quarter of 2017, a 1.7% increase compared to NIS 234 million ($66 million) in the third quarter last year. This increase resulted mainly from an increase in the amount of end user equipment sold in the fixed-line segment. This increase was partially offset by a decrease in equipment sales in the cellular segment.

Cost of revenues for the third quarter of 2017 totaled NIS 670 million ($190 million), compared to NIS 669 million ($190 million) in the third quarter of 2016, a 0.1% increase. This increase resulted mainly from an increase in costs of TV services content and in costs related to internet services in the fixed-line segment. The increase was partially offset by Golan's participation in operating costs according to the Network Sharing Agreement with Golan.

Gross profit for the third quarter of 2017 decreased 5.6% to NIS 305 million ($86 million), compared to NIS 323 million ($92 million) in the third quarter of 2016. Gross profit margin for the third quarter of 2017 amounted to 31.3%, down from 32.6% in the third quarter of 2016.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2017 decreased 10.1% to NIS 222 million ($63 million), compared to NIS 247 million ($70 million) in the third quarter of 2016. This decrease is primarily a result of a decrease in salaries and commissions expenses due to the capitalization of part of the customer acquisition costs as a result of the early adoption of a new International Financial Reporting Standard (IFRS 15) since the first quarter of 2017 (the "Adoption of IFRS15"). The effect of the adoption of the standard on the third quarter of 2017 expenses totaled NIS 24 million ($7 million).

Operating income for the third quarter of 2017 increased by 13.7% to NIS 83 million ($23 million) from NIS 73 million ($21 million) in the third quarter of 2016.

EBITDA for the third quarter of 2017 increased by 8.1% totaling NIS 226 million ($64 million) compared to NIS 209 million ($59 million) in the third quarter of 2016. EBITDA as a percent of revenues for the third quarter of 2017 totaled 23.2%, up from 21.1% in the third quarter of 2016.

Cellular segment EBITDA for the third quarter of 2017 totaled NIS 160 million ($45 million), compared to NIS 149 million ($42 million) in the third quarter last year, an increase of 7.4%, which resulted mainly from a decrease in selling and marketing expenses due to the capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15. This increase was partially offset by the ongoing erosion of service revenues. Fixed-line segment EBITDA for the third quarter of 2017 totaled NIS 66 million ($19 million), compared to NIS 60 million ($17 million) in the third quarter last year, a 10.0% increase, mainly as a result of an increase in revenues from fixed-line communications services provided according to the Network Sharing Agreement with Golan. This increase was partially offset by a decrease in revenues from local landline telecommunications services and from long-distance calls, and from the discontinuance of consolidation of Internet Rimon following the Sale of Internet Rimon.

Financing expenses, net for the third quarter of 2017 decreased by 7.1% and totaled NIS 39 million ($11 million), compared to NIS 42 million ($12 million) in the third quarter of 2016.

Net Income for the third quarter of 2017 totaled NIS 32 million ($9 million), compared to NIS 33 million ($9 million) in the third quarter of 2016, a decrease of 3.0%.

Basic earnings per share for the third quarter of 2017 totaled NIS 0.32 ($0.09), compared to NIS 0.33 ($0.09) in the third quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q3/2017	Q3/2016	Change (%)
Cellular subscribers at the end of period (in thousands)	2,805	2,822	(0.6)%
Churn Rate for cellular subscribers (in %)	11.5%	10.5%	9.5%
Monthly cellular ARPU (in NIS)	57.8	62.8	(8.0)%

Cellular subscriber base - at the end of the third quarter of 2017 the Company had approximately 2.805 million cellular subscribers. During the third quarter of 2017 the Company's cellular subscriber base increased by approximately 26,000 net cellular subscribers3.

Cellular Churn Rate for the third quarter of 2017 totaled to 11.5%, compared to 10.5% in the third quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter of 2017 totaled NIS 57.8 ($16.4), compared to NIS 62.8 ($17.8) in the third quarter last year. The decrease in ARPU resulted from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market and from the difference between national roaming services revenues in the third quarter of 2016 and the revenues for rights of use in cellular networks according to the Network Sharing Agreement with Golan in the third quarter of 2017.

3 The increase resulted mainly from subscribers that were added to the Company's cellular subscriber base as part of the Company's purchase of an Israeli MVNO's operations during the third quarter of 2017.

Main Performance Indicators - Fixed-line segment:

	Q3/2017	Q3/2016	Change (%)
Internet infrastructure field- households at the end of period (in thousands)	206	146	41.1%
TV field- households at the end of period (in thousands)	154	99	55.6%

In the third quarter of 2017, the Company's households base in the internet infrastructure field increased by approximately 17,000 net households, and the Company's households base in the TV field increased by 17,000 net households.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2017 totaled NIS 105 million ($30 million), compared to NIS 81 million ($23 million) in the third quarter of 2016, a 29.6% increase. The increase in free cash flow resulted mainly from a decrease in payments to payroll payables due to timing differences between the quarters and from the receipt of a refund from the Israeli tax authorities in the third quarter of 2017, which were partially offset by higher cash capital expenditures in intangible assets in the third quarter of 2017 and by the difference between the receipts from rights of use in cellular networks according to the Network Sharing Agreement with Golan in the third quarter of 2017, and the receipts from national roaming services revenues in the third quarter of 2016.

Total Equity

Total Equity as of September 30, 2017 amounted to NIS 1,431 million ($405 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets

During the third quarter of 2017, the Company invested NIS 114 million ($32 million) in fixed assets and intangible assets (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15), compared to NIS 80 million ($23 million) in the third quarter of 2016.

Dividend

On November 21, 2017, the Company's Board of Directors decided not to declare a cash dividend for the third quarter of 2017. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's most recent annual report for the year ended December 31, 2016 on Form 20-F dated March 20, 2017, or the 2016 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding a summary of the Company's financial liabilities and details regarding the Company's outstanding debentures as of September 30, 2017, see "Disclosure for Debenture Holders" in this press release.

Loans from Financial Institutions

For details regarding the fulfillment of financial covenants included in the loan agreements, which are identical to those included in the Company's Debentures Series F through K, see comment no.1 to the table of "Aggregation of the information regarding the debenture series issued by the Company" under "Disclosure for Debenture Holders" section in this press release. For additional details regarding the loans see the Company's 2016 Annual Report, under "Item 5B. Liquidity and Capital Resources – Other Credit Facilities" and the Company's current report on Form 6-K dated August 4, 2017 under "Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Debt Raising – Loan Agreement".

other developments during the third quarter of 2017 and subsequent to the end of the reporting period

Landline Infrastructure Deployment

Further to the Company's previous announcement that the Company is assessing the possibility of investing in Israel Broadband Company Ltd., or IBC (whose licenses allow the provision of broadband infrastructure services on the Israeli Electric Company, or IEC's, optic fibers infrastructure) or deploying a wide-spread fiber infrastructure, the Company works simultaneously as follows:

(1)	has begun extending its existing independent fiber optic infrastructure into residential areas;

(2)
is holding negotiations with Partner Communications Company Ltd., or Partner, another Israeli telecommunications operator, regarding a potential long term cooperation agreement for the deployment of optic fiber infrastructure by both companies, whereby each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) in the other party's present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel. The agreement, if concluded and executed, will allow the companies to avoid duplicated future deployment, as well as allow the Company to reduce costs while improving its ability to provide quality services. The effect of the agreement on the Company's results of operations, if concluded and executed, is subject to the actual cooperation executed. The finalization of the agreement is subject to further negotiations between the parties and if concluded, the execution of the agreement will be subject to the required regulatory approvals. There is no assurance that the negotiations will be concluded nor that regulatory approvals will be received or that the agreement will be executed; and

(3)	continues to advance its assessment of investing in IBC, including the changes the Company requires for such an investment to materialize. In that respect, the Company has reached preliminary understandings with IEC, regarding an update of IEC's services prices to IBC, if the Company invests in IBC. The Company intends to issue a non-binding letter of intent for investing (by itself or with a group of investors it may arrange) in IBC in the near future, subject to certain conditions being met. Such an investment, if concluded and executed, may entail substantial investments in IBC's operations. There is no assurance that the Company and IBC will enter negotiations, that such negotiations if conducted shall be concluded into a binding agreement, or that such agreement, if entered, will receive the necessary regulatory approvals or be executed, nor as to whether an agreement with IEC will be concluded.

For additional details see the Company's annual report for 2016 under "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment" and " –Internet Infrastructure and ISP Business" and the Company's current report on form 6-K dated November 20, 2017.

The information included above contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential transactions and execution thereof and the benefits therefrom, are subject to uncertainties and assumptions about the completion of the negotiations, approval of the transactions by the Company's board of directors, the receipt of the necessary approvals, the parties' ability to execute the contemplated arrangements and the Israeli telecommunication regulation and market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

Shelf Prospectus

In August 2017, the Company published a shelf prospectus, after having received the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE, approvals. The shelf prospectus will allow the Company, from time to time, until August 2019 (or if extended by the ISA, subject to certain conditions, until August 2020), to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report, that describes the terms of the securities offered and the specific details of the offering.

Any offering under the shelf prospectus requires the Company's Board of Directors' approval, publication of a supplemental offering report and the prior approval of the TASE for the supplemental offering report.

At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

For additional details regarding the Company's existing debentures and loan agreements see the Company's 2016 Annual Report, under "Item 5B. Liquidity and Capital Resources – Debt Service – Public Debentures" and "-Other Credit Facilities" and the Company's current report on Form 6-K dated August 4, 2017 under "Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Debt Raising".

Regulation

Cellular License Amendment

In October 2017, following the previously reported amendment to the Company's cellular license in relation to the requirement that Israeli citizens and residents from among the Company's founding shareholders hold at least 5% of the Company's outstanding shares and other means of control as of October 31 2017, the Israeli Ministry of Communications amended again the Company's cellular license so as to postpone the application of such requirement until December 31, 2017.

For additional details see the Company's Annual Report for 2016 “Item 3. Key Information – D. Risk Factors - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares " and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Our Cellular License" and the Company's current report on Form 6K dated August 4, 2017 under "Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Regulation - Cellular License Amendment".

Frequencies Exchange Examination

The Ministry of Communications, or MOC, has informed the Company that it has received an instruction from the International Telecommunications Union to commence a process to accord the frequencies used by Israeli cellular operators with European standards. As a result, the Company and another cellular operator that use also frequencies according to American standards, will be required to migrate to frequencies compatible with European standardization. The Company is discussing with the MOC the timing, duration, regulatory adjustments and financing of such a change. At this time, no formal decision has been made and there is no certainty as to the time, scope and cost of such a change, but it may entail a complex and sensitive engineering project, involving material investments and replacement of radio equipment in all the Company’s cellular sites. The project's actual implications may vary substantially depending on the above.

For additional details see the Company's annual report for 2016 under "Item 3. Key Information – D. Risk factors – Risks related to our business – We operate in a heavily regulated industry, which harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results", “-We may not be able to obtain permit to construct and operate cell sites”, “-We may be required to indemnify certain local planning and building committees in respect of claims against them” and "Item 4. Information on the Company –B. Business Overview – “Networks and infrastructure – Cellular segment – cellular infrastructure”, “-Spectrum allocation”, “-Cell site construction and licensing” and “-Government regulations – Cellular segment – Our cellular license” and “-Permits of cell site construction”.

Controlling Shareholder

In September 2017, Discount Investment Corporation Ltd. (the Company's direct controlling shareholder), or DIC, transfered its holdings (direct and indirect - through a certain wholly owned subsidiary) in the Company to Koor Industries Ltd., a wholly owned subsidiary of DIC.

Conference Call Details

The Company will be hosting a conference call regarding its results for the third quarter of 2017 on Wednesday, November 22, 2017 at 10:00 am ET, 07:00 am PT, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642          UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0692          International Dial-in Number:  +972 3 918 0692

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

 About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2016.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.529 = US$ 1 as published by the Bank of Israel for September 30, 2017.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	September 30,	September 30,	September 30,	December 31,
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	1,026	461	131	1,240
Current investments, including derivatives	286	363	103	284
Trade receivables	1,307	1,265	358	1,325
Current tax assets	-	1	-	25
Other receivables	88	80	23	61
Inventory	56	57	16	64

Total current assets	2,763	2,227	631	2,999

Trade and other receivables	811	912	258	796
Property, plant and equipment, net	1,660	1,597	453	1,659
Intangible assets and others, net	1,213	1,247	353	1,207
Deferred tax assets	3	-	-	1

Total non- current assets	3,687	3,756	1,064	3,663

Total assets	6,450	5,983	1,695	6,662

Liabilities
Current maturities of debentures and of loans from financial institutions	865	617	175	863
Trade payables and accrued expenses	687	590	167	675
Current tax liabilities	-	3	1	-
Provisions	108	113	32	108
Other payables, including derivatives	200	219	62	279

Total current liabilities	1,860	1,542	437	1,925

Long-term loans from financial institutions	200	462	131	340
Debentures	2,860	2,353	667	2,866
Provisions	30	20	6	30
Other long-term liabilities	29	34	10	31
Liability for employee rights upon retirement, net	11	12	3	12
Deferred tax liabilities	135	129	36	118

Total non- current liabilities	3,265	3,010	853	3,397

Total liabilities	5,125	4,552	1,290	5,322

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(1)	-	-	(1)
Retained earnings	1,309	1,426	404	1,322

Non-controlling interests	16	4	1	18

Total equity	1,325	1,431	405	1,340

Total liabilities and equity	6,450	5,983	1,695	6,662

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	3,043	2,896	821	992	975	276	4,027
Cost of revenues	(2,005)	(2,000)	(567)	(669)	(670)	(190)	(2,702)

Gross profit	1,038	896	254	323	305	86	1,325

Selling and marketing expenses	(432)	(343)	(97)	(141)	(117)	(33)	(574)
General and administrative expenses	(311)	(313)	(89)	(106)	(105)	(30)	(420)
Other income (expenses), net	(17)	12	3	(3)	-	-	(21)

Operating profit	278	252	71	73	83	23	310

Financing income	39	38	11	12	12	3	46
Financing expenses	(149)	(152)	(43)	(54)	(51)	(14)	(196)
Financing expenses, net	(110)	(114)	(32)	(42)	(39)	(11)	(150)

Profit before taxes on income	168	138	39	31	44	12	160

Tax benefit (taxes on income)	(32)	(35)	(10)	2	(12)	(3)	(10)
Profit for the period	136	103	29	33	32	9	150

Attributable to:

Owners of the Company	135	102	29	33	32	9	148
Non-controlling interests	1	1	-	-	-	-	2
Profit for the period	136	103	29	33	32	9	150

Earnings per share
Basic earnings per share (in NIS)	1.34	1.02	0.29	0.33	0.32	0.09	1.47

Diluted earnings per share (in NIS)	1.34	1.02	0.29	0.33	0.32	0.09	1.47

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,578	100,609,241	100,609,241	100,604,578	100,616,595	100,616,595	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,646,549	101,225,178	101,225,178	100,677,621	101,083,971	101,083,971	100,698,306

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	136	103	29	33	32	9	150
Adjustments for:
Depreciation and amortization	398	412	117	131	143	41	534
Share based payments	4	2	1	1	-	-	6
Loss (gain) on sale of property, plant and equipment	6	(2)	-	3	-	-	10
Gain on sale of shares in a consolidated company	-	(10)	(3)	-	-	-	-
Income tax expense (tax benefit)	32	35	10	(2)	12	3	10
Financing expenses, net	110	114	32	42	39	11	150

Changes in operating assets and liabilities:
Change in inventory	29	7	2	7	4	1	21
Change in trade receivables (including long-term amounts)	(38)	118	33	37	14	4	(28)
Change in other receivables (including long-term amounts)	(19)	(185)	(52)	(34)	(19)	(5)	(5)
Changes in trade payables, accrued expenses and provisions	44	(34)	(10)	14	(59)	(17)	-
Change in other liabilities (including long-term amounts)	(26)	(3)	(1)	(49)	10	3	20
Payments for derivative instruments, net	-	(3)	(1)	-	(3)	(1)	-
Income tax paid	(73)	(35)	(10)	(23)	(9)	(3)	(88)
Income tax received	-	41	12	-	41	12	1
Net cash from operating activities	603	560	159	160	205	58	781

Cash flows from investing activities
Acquisition of property, plant, and equipment	(217)	(274)	(78)	(66)	(37)	(10)	(295)
Additions to intangible assets and others	(55)	(171)	(49)	(14)	(77)	(22)	(73)
Change in current investments, net	(7)	(79)	(22)	(3)	(3)	(1)	(9)
Payments for other derivative contracts, net	-	-	-	-	3	1	-
Proceeds from sale of property, plant and equipment	2	-	-	1	-	-	2
Interest received	9	10	3	2	2	-	11
Proceeds from sale of shares in a consolidated company, net of cash disposed	-	3	1	-	11	3	-
Net cash used in investing activities	(268)	(511)	(145)	(80)	(101)	(29)	(364)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities

Payments for derivative contracts, net	(10)	(3)	(1)	(4)	(3)	(1)	(13)
Receipt of long term loans from financial institutions	200	200	57	-	-	-	340
Repayment of debentures	(732)	(864)	(245)	(347)	(350)	(99)	(732)
Proceeds from issuance of debentures, net of issuance costs	653	-	-	403	-	-	653
Dividend paid	(1)	(1)	-	-	(1)	-	(1)
Interest paid	(180)	(160)	(45)	(88)	(74)	(21)	(185)

Net cash from (used in) financing activities	(70)	(828)	(234)	(36)	(428)	(121)	62

Changes in cash and cash equivalents	265	(779)	(220)	44	(324)	(92)	479

Cash and cash equivalents as at the beginning of the period	761	1,240	351	982	785	223	761

Cash and cash equivalents as at the end of the period	1,026	461	131	1,026	461	131	1,240

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions
Profit for the period	33	32	9	150
Taxes on income (tax benefit)	(2)	12	3	10
Financing income	(12)	(12)	(3)	(46)
Financing expenses	54	51	14	196
Other expenses	4	-	-	8
Depreciation and amortization	131	143	41	534
Share based payments	1	-	-	6
EBITDA	209	226	64	858

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	160	205	58	781
Cash flows from investing activities	(80)	(101)	(28)	(364)
Sale of short-term tradable debentures and deposits(**)	1	1	-	(1)
Free cash flow	81	105	30	416

(*)   Including the effects of exchange rate fluctuations in cash and cash equivalents.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2016	Q2-2016	Q3-2016	Q4-2016	Q1-2017	Q2-2017	Q3-2017	FY-2016

Cellular service revenues	559	567	534	502	509	481	488	2,162
Fixed-line service revenues	264	264	276	267	279	292	292	1,071

Cellular equipment revenues	219	217	195	205	183	192	191	836
Fixed-line equipment revenues	29	30	39	60	37	39	47	158

Consolidation adjustments	(49)	(49)	(52)	(50)	(49)	(42)	(43)	(200)
Total revenues	1,022	1,029	992	984	959	962	975	4,027

Cellular EBITDA	178	181	149	117	159	158	160	625
Fixed-line EBITDA	60	57	60	56	42	79	66	233
Total EBITDA	238	238	209	173	201	237	226	858

Operating profit	101	104	73	32	67	102	83	310
Financing expenses, net	24	44	42	40	31	44	39	150
Profit for the period	59	44	33	14	26	45	32	150

Free cash flow	149	103	81	83	66	77	105	416

Cellular subscribers at the end of period (in 000's)	2,813	2,812	2,822	2,801	2,792	2,779	2,805	2,801
Monthly cellular ARPU (in NIS)	65.2	66.0	62.8	59.3	60.2	57.0	57.8	63.3
Churn rate for cellular subscribers (%)	11.1%	10.6%	10.5%	10.4%	12.0%	10.8%	11.5%	42.4%

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2017

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2017					As of 21.11.2017		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6) **	20/03/12	714.802	643.322	658.520	7.212	665.732	694.788	643.322	661.061	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)	20/03/12	285.198	228.158	228.227	3.801	232.028	240.707	228.158	228.213	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	842.222	4.482	846.704	982.291	949.624	846.377	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	759.188	7.934	767.122	894.863	804.010	760.662	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	26/09/16	103.267	103.267	102.314	0.603	102.917	110.506	103.267	102.640	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	26/09/16	303.971	303.971	301.076	2.572	303.648	329.140	303.971	301.146	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
Total		3,160.872	3,032.352	2,891.547	26.604	2,918.151	3,252.295	3,032.352	2,900.099

Comments:
(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures and loan agreements. Debentures Series F through K and loan agreements financial covenants - as of September 30, 2017 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2016 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service– Public Debentures") was 3.13. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments. (4) Regarding debenture Series F through K and loan agreements, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through K and loan agreements, the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2016 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service– Public Debentures" and "-Other Credit Facilities" (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2016, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (8) In June 2017, the Company undertook to issue NIS 220 million principle amount of additional series K debentures in July 1, 2018, under certain terms. See the Company's final current report on form 6-K filed on August 4, 2018, under "- Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Debt Raising – Private Debentures Placement".

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of September 30, 2017, debentures Series F, H, I and K are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2017 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.09.2017 (1)	Rating as of 21.11.2017	Rating assigned upon issuance of the Series	Recent date of rating as of 21.11.2017	Additional ratings between original issuance and the recent date of rating as of 21.11.2017 (2)
Rating
F	S&P Maalot	A+	A+	AA	06/2017	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	06/2017	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	06/2017	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	A+ (2)
I	S&P Maalot	A+	A+	A+	06/2017	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	A+ (2)
J	S&P Maalot	A+	A+	A+	06/2017	08/2016, 06/2017	A+ (2)
K	S&P Maalot	A+	A+	A+	06/2017	08/2016, 06/2017	A+ (2)

(1)	In June 2017, S&P Maalot affirmed the Company's rating of “ilA+/stable”.
(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016 and June 2017, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated June 1, 2017.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2017

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	331,915	222,317	-	-	-	101,159
Second year	331,915	165,514	-	-	-	77,589
Third year	331,915	80,310	-	-	-	58,983
Fourth year	166,114	157,527	-	-	-	48,386
Fifth year and on	539,031	705,266	-	-	-	100,013
Total	1,700,891	1,330,934	-	-	-	386,130

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	50,000	-	-	-	19,400
Second year	-	100,000	-	-	-	17,100
Third year	-	100,000	-	-	-	12,267
Fourth year	-	100,000	-	-	-	7,390
Fifth year and on	-	50,000	-	-	-	2,550
Total	-	400,000	-	-	-	58,707

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	28,000	-	-	-	6,860
Second year	-	28,000	-	-	-	5,488
Third year	-	28,000	-	-	-	4,122
Fourth year	-	28,000	-	-	-	2,740
Fifth year and on	-	28,000	-	-	-	1,372
Total	-	140,000	-	-	-	20,582

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2017 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	331,915	300,317	-	-	-	127,419
Second year	331,915	293,514	-	-	-	100,177
Third year	331,915	208,310	-	-	-	75,371
Fourth year	166,114	285,527	-	-	-	58,516
Fifth year and on	539,031	783,266	-	-	-	103,935
Total	1,700,891	1,870,934	-	-	-	465,419

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	1,297	683	-	-	-	430
Second year	1,297	446	-	-	-	354
Third year	1,297	91	-	-	-	300
Fourth year	1,316	630	-	-	-	269
Fifth year and on	4,565	3,355	-	-	-	605
Total	9,771	5,205	-	-	-	1,957

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

ITEM 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2017 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2017

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2016	2017*	2017*	2016
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,026	461	131	1,240
Current investments, including derivatives	286	363	103	284
Trade receivables	1,307	1,265	358	1,325
Current tax assets	-	1	-	25
Other receivables	88	80	23	61
Inventory	56	57	16	64

Total current assets	2,763	2,227	631	2,999

Trade and other receivables	811	912	258	796
Property, plant and equipment, net	1,660	1,597	453	1,659
Intangible assets and others, net	1,213	1,247	353	1,207
Deferred tax assets	3	-	-	1

Total non- current assets	3,687	3,756	1,064	3,663

Total assets	6,450	5,983	1,695	6,662

Liabilities
Current maturities of debentures and of loans from financial institutions	865	617	175	863
Trade payables and accrued expenses	687	590	167	675
Current tax liabilities	-	3	1	-
Provisions	108	113	32	108
Other payables, including derivatives	200	219	62	279

Total current liabilities	1,860	1,542	437	1,925

Long-term loans from financial institutions	200	462	131	340
Debentures	2,860	2,353	667	2,866
Provisions	30	20	6	30
Other long-term liabilities	29	34	10	31
Liability for employee rights upon retirement, net	11	12	3	12
Deferred tax liabilities	135	129	36	118

Total non- current liabilities	3,265	3,010	853	3,397

Total liabilities	5,125	4,552	1,290	5,322

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(1)	-	-	(1)
Retained earnings	1,309	1,426	404	1,322

Non-controlling interests	16	4	1	18

Total equity	1,325	1,431	405	1,340

Total liabilities and equity	6,450	5,983	1,695	6,662

Date of approval of the condensed consolidated financial statements: November 21, 2017.

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2016	2017*	2017*	2016	2017*	2017*	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	3,043	2,896	821	992	975	276	4,027
Cost of revenues	(2,005)	(2,000)	(567)	(669)	(670)	(190)	(2,702)

Gross profit	1,038	896	254	323	305	86	1,325

Selling and marketing expenses	(432)	(343)	(97)	(141)	(117)	(33)	(574)
General and administrative expenses	(311)	(313)	(89)	(106)	(105)	(30)	(420)
Other income (expenses), net	(17)	12	3	(3)	-	-	(21)

Operating profit	278	252	71	73	83	23	310

Financing income	39	38	11	12	12	3	46
Financing expenses	(149)	(152)	(43)	(54)	(51)	(14)	(196)
Financing expenses, net	(110)	(114)	(32)	(42)	(39)	(11)	(150)

Profit before taxes on income	168	138	39	31	44	12	160

Tax benefit (taxes on income)	(32)	(35)	(10)	2	(12)	(3)	(10)
Profit for the period	136	103	29	33	32	9	150

Attributable to:

Owners of the Company	135	102	29	33	32	9	148
Non-controlling interests	1	1	-	-	-	-	2
Profit for the period	136	103	29	33	32	9	150

Earnings per share
Basic earnings per share (in NIS)	1.34	1.02	0.29	0.33	0.32	0.09	1.47

Diluted earnings per share (in NIS)	1.34	1.02	0.29	0.33	0.32	0.09	1.47

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,578	100,609,241	100,609,241	100,604,578	100,616,595	100,616,595	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,646,549	101,225,178	101,225,178	100,677,621	101,083,971	101,083,971	100,698,306

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		(Note 2D)	For the three months ended September 30,		(Note 2D)
			For the nine months ended September 30,			For the three months ended September 30,	For the year ended December 31,
	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	136	103	29	33	32	9	150
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	1	1	-	1	1	-	1
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	1	1	-	1	1	-	1
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive income for the period, net of tax	1	1	-	1	1	-	-
Total comprehensive income for the period	137	104	29	34	33	9	150
Total comprehensive income attributable to:
Owners of the Company	136	103	29	34	32	9	148
Non-controlling interests	1	1	-	-	1	-	2
Total comprehensive income for the period	137	104	29	34	33	9	150

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the nine months ended September 30, 2017 (Unaudited)

Balance as of January 1, 2017 (Audited)
	1	(1)	1,322	1,322	18	1,340	380
Comprehensive income for the period
Profit for the period	-	-	102	102	1	103	29
Other comprehensive income for the period, net of tax	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2	-
Derecognition of non-controlling interests due to loss of control in a consolidated company (see Note 8)	-	-	-	-	(15)	(15)	(4)

Balance as of September 30, 2017 (Unaudited)	1	-	1,426	1,427	4	1,431	405

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions
For the nine months ended September 30, 2016 (Unaudited)

Balance as of January 1, 2016
(Audited)	1	(2)	1,170	1,169	16	1,185
Comprehensive income for the period
Profit for the period	-	-	135	135	1	136
Other comprehensive income for the period, net of tax	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	4	4	-	4
Dividend to non-controlling intersts in a consolidated company	-	-	-	-	(1)	(1)

Balance as of September 30, 2016 (Unaudited)	1	(1)	1,309	1,309	16	1,325

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended September 30, 2017 (Unaudited)

Balance as of July 1, 2017
(Unaudited)	1	(1)	1,394	1,394	4	1,398	396
Comprehensive income for the period
Profit for the period	-	-	32	32	-	32	9
Other comprehensive income for the period, net of tax	-	1	-	1	-	1	-

Balance as of September 30, 2017 (Unaudited)	1	-	1,426	1,427	4	1,431	405

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions
For the three months ended September 30, 2016 (Unaudited)

Balance as of July 1, 2016
(Unaudited)	1	(2)	1,275	1,274	16	1,290
Comprehensive income for the period
Profit for the period	-	-	33	33	-	33
Other comprehensive income for the period, net of tax	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1

Balance as of September 30, 2016 (Unaudited)	1	(1)	1,309	1,309	16	1,325

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2016 (Audited)	1	(2)	1,170	1,169	16	1,185

Balance as of January 1, 2016
(Audited)
Comprehensive income for the year
Profit for the year	-	-	148	148	2	150
Other comprehensive income (loss) for the year, net of tax	-	1	(1)	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	5	5	1	6
Dividend to non-controlling intersts in a consolidated company	-	-	-	-	(1)	(1)
Balance as of December 31, 2016 (Audited)	1	(1)	1,322	1,322	18	1,340

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2016	2017*	2017*	2016	2017*	2017*	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	136	103	29	33	32	9	150
Adjustments for:
Depreciation and amortization	398	412	117	131	143	41	534
Share based payments	4	2	1	1	-	-	6
Loss (gain) on sale of property, plant and equipment	6	(2)	-	3	-	-	10
Gain on sale of shares in a consolidated company (see Note 8)	-	(10)	(3)	-	-	-	-
Income tax expense (tax benefit)	32	35	10	(2)	12	3	10
Financing expenses, net	110	114	32	42	39	11	150

Changes in operating assets and liabilities:
Change in inventory	29	7	2	7	4	1	21
Change in trade receivables (including long-term amounts)	(38)	118	33	37	14	4	(28)
Change in other receivables (including long-term amounts)	(19)	(185)	(52)	(34)	(19)	(5)	(5)
Changes in trade payables, accrued expenses and provisions	44	(34)	(10)	14	(59)	(17)	-
Change in other liabilities (including long-term amounts)	(26)	(3)	(1)	(49)	10	3	20
Payments for derivative instruments, net	-	(3)	(1)	-	(3)	(1)	-
Income tax paid	(73)	(35)	(10)	(23)	(9)	(3)	(88)
Income tax received	-	41	12	-	41	12	1
Net cash from operating activities	603	560	159	160	205	58	781

Cash flows from investing activities
Acquisition of property, plant, and equipment	(217)	(274)	(78)	(66)	(37)	(10)	(295)
Additions to intangible assets and others	(55)	(171)	(49)	(14)	(77)	(22)	(73)
Change in current investments, net	(7)	(79)	(22)	(3)	(3)	(1)	(9)
Payments for other derivative contracts, net	-	-	-	-	3	1	-
Proceeds from sale of property, plant and equipment	2	-	-	1	-	-	2
Interest received	9	10	3	2	2	-	11
Proceeds from sale of shares in a consolidated company, net of cash disposed (see Note 8)	-	3	1	-	11	3	-
Net cash used in investing activities	(268)	(511)	(145)	(80)	(101)	(29)	(364)

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2016	2017*	2017*	2016	2017*	2017*	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities

Payments for derivative contracts, net	(10)	(3)	(1)	(4)	(3)	(1)	(13)
Receipt of long term loans from financial institutions	200	200	57	-	-	-	340
Repayment of debentures	(732)	(864)	(245)	(347)	(350)	(99)	(732)
Proceeds from issuance of debentures, net of issuance costs	653	-	-	403	-	-	653
Dividend paid	(1)	(1)	-	-	(1)	-	(1)
Interest paid	(180)	(160)	(45)	(88)	(74)	(21)	(185)

Net cash from (used in) financing activities	(70)	(828)	(234)	(36)	(428)	(121)	62

Changes in cash and cash equivalents	265	(779)	(220)	44	(324)	(92)	479

Cash and cash equivalents as at the beginning of the period	761	1,240	351	982	785	223	761

Cash and cash equivalents as at the end of the period	1,026	461	131	1,026	461	131	1,240

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 -  Reporting entity

A.
Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at September 30, 2017 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a subsidiary of Koor Industries Ltd., a wholly owned subsidiary of Discount Investment Corporation Ltd., which is controlled by IDB Development Corporation Ltd., or IDB.

B.	Material event in the reporting period - Change in estimate

In the reporting period, the Company has changed the expected useful life of certain intangible asset items. For further information, see Note 2E, regarding the basis of preparation of the financial statements.

Note 2 -  Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2016 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 21, 2017.

B.
Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the nine and three month periods ended September 30, 2017, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2017 (NIS 3.529 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 -  Basis of Preparation (cont'd)

E.	Use of estimates and judgments

Except as described below, the estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

During the nine and three month periods ended September 30, 2017, management has updated an estimate as follows:

Towards the end of the Company's 2G and 3G frequencies (the "Frequencies") original amortization period, the Company's annual depreciation committee examined the estimated useful life of the Frequencies. Based on Company's estimate, the Company will continue to use the Frequencies at least for the next 10 years.

The estimated useful life of the Frequencies was determined in the past according to the period of the Company's cellular license (until 2022).

According to applicable law, the Company's cellular license may be extended for additional 6-year periods, subject to the requirements set in the license. The Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for an additional term of 6 years.

In light of the aforesaid, the estimated useful life of the Frequencies has been re-evaluated for the first time, for an additional period of ten years, starting from the beginning of the second quarter of 2017 and ending in 2028 (instead of 18-20 years ending in 2022, as originally estimated).

The effect of this change on the condensed consolidated interim financial statements, in current and future periods is as follows:

	For the nine month period ended September 30, 2017	For the three month period ended September 30, 2017	For the three month period ending December 31, 2017	Subsequently
	(Unaudited)
	NIS Millions
Decrease (increase) in depreciation expenses	8	4	4	(12)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 -  Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2017	3.529	221.13
As of September 30, 2016	3.758	221.35
As of December 31, 2016	3.845	220.68

Increase (decrease) during the period:

Nine months ended September 30, 2017	(8.22)%	0.20%
Nine months ended September 30, 2016	(3.69)%	-
Three months ended September 30, 2017	(0.94)%	(0.50)%
Three months ended September 30, 2016	(2.29)%	0.40%
Year ended December 31, 2016	(1.46)%	(0.30)%

*According to 1993 base index.

Note 3 -  Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

Adoption of a new standard effective January 1, 2017

IFRS15, Revenue from Contracts with Customers

Effective January 1, 2017 the Group early adopted International Financial Reporting Standard 15 (“IFRS 15” or “the standard”), which provides guidance on revenue recognition.

The standard introduces a new five step model for recognizing revenue from contracts with customers:

1.	Identifying the contract with the customer.

2.	Identifying separate performance obligations in the contract.

3.	Determining the transaction price.

4.	Allocating the transaction price to separate performance obligations.

5.	Recognizing revenue when the performance obligations are satisfied.

The standard was applied using the cumulative effect approach as from the initial date of application, with an adjustment to the balance of retained earnings as at January 1, 2017 and without restating comparative data.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

Adoption of a new standard effective January 1, 2017 (cont'd)

IFRS15, Revenue from Contracts with Customers (cont'd)

In the framework of the initial application of the standard, the Group has chosen to apply the following expedients:

1.	Application of the cumulative effect approach only for contracts not completed at the transition date; and

2.	Examining the aggregate effect of contract changes that occurred before the date of initial application, instead of examining each change separately.

The main impact of the standard on the Group's financial statements is that customer acquisition costs are capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred, as was done prior to the adoption of the standard. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and are amortized to profit or loss, in accordance with the expected service period from these contracts (over a period of 2-3 years). Such customer acquisition costs capitalization, is expected to have a material positive effect on the Group's results of operations in the coming years, which will be leveled off in later years.

In the statements of cash flows, customer acquisition costs paid are presented as part of cash flows used in investing activities and the amortization of capitalized customer acquisition costs, is presented under depreciation and amortization as part of cash flows from operating activities.

The Group applies the practical exemption specified in the standard and recognizes customer acquisition costs in profit or loss when the expected amortization period of these costs is one year or less.

In respect of contracts which have not been concluded until the date of transition, such change did not have a material impact on the retained earnings at the initial date of application.

The tables below present the effects on the condensed consolidated interim statements of financial position as at September 30, 2017 and on the condensed consolidated interim statements of income for the nine and three month periods then ended, assuming that the previous revenue recognition policy would have continued in that period:

The effect on the condensed consolidated interim statements of financial position as at September 30, 2017:

	According to
	the previous	Effect of the	According to
	policy	standard*	IFRS 15
	NIS millions
	(Unaudited)
Intangible assets and others, net	1,175	72	1,247
Deferred tax liabilities	112	17	129
Retained earnings	1,371	55	1,426

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

Adoption of a new standard effective January 1, 2017 (cont'd)

IFRS15, Revenue from Contracts with Customers (cont'd)

The effect on the condensed consolidated interim statements of income for the nine month period ended September 30, 2017:

	According to
	the previous	Effect of the	According to
	policy	standard*	IFRS 15
	NIS millions
	(Unaudited)

Revenues	2,896	-	2,896
Cost of revenues	(2,000)	-	(2,000)

Gross profit	896	-	896

Selling and marketing expenses	(415)	72	(343)
General and administrative expenses	(313)	-	(313)
Other income, net	12	-	12

Operating profit	180	72	252

Financing income	38	-	38
Financing expenses	(152)	-	(152)
Financing expenses, net	(114)	-	(114)

Profit before taxes on income	66	72	138

Taxes on income	(18)	(17)	(35)
Profit for the period	48	55	103
Attributable to:
Owners of the Company	47	55	102
Non-controlling interests	1	-	1
Profit for the period	48	55	103

Earnings per share
Basic earnings per share (in NIS)	0.47	0.55	1.02

Diluted earnings per share (in NIS)	0.47	0.55	1.02

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

Adoption of a new standard effective January 1, 2017 (cont'd)

IFRS15, Revenue from Contracts with Customers (cont'd)

The effect on the condensed consolidated interim statements of income for the three month period ended September 30, 2017:

	According to
	the previous	Effect of the	According to
	policy	standard*	IFRS 15
	NIS millions
	(Unaudqited)

Revenues	975	-	975
Cost of revenues	(670)	-	(670)

Gross profit	305	-	305

Selling and marketing expenses	(141)	24	(117)
General and administrative expenses	(105)	-	(105)

Operating profit	59	24	83

Financing income	12	-	12
Financing expenses	(51)	-	(51)
Financing expenses, net	(39)	-	(39)

Profit before taxes on income	20	24	44

Taxes on income	(6)	(6)	(12)
Profit for the period	14	18	32
Attributable to:
Owners of the Company	14	18	32
Non-controlling interests	-	-	-
Profit for the period	14	18	32

Earnings per share
Basic earnings per share (in NIS)	0.14	0.18	0.32

Diluted earnings per share (in NIS)	0.13	0.19	0.32

* According to the standard, incremental costs of obtaining a contract with a customer are recognized as an asset when it is probable that the Group will recover those costs. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and amortized to profit or loss in accordance with the expected service period from these contracts.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

New standard not yet adopted

IFRS 9 (2014), Financial Instruments ("final version of IFRS 9")

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. For further details, see Note 3(R) to the annual financial statements.

The Group has examined the effects of the standard on the financial statements and will adopt the standard from January 1, 2018 without amending the comparative data while adjusting balances of retained earnings and other components of equity as at January 1, 2018 (the initial date of application). The expected impact of the application of the standard as of January 1 2018, is a decrease in retained earnings of NIS 25-30 million.

Note 4 -  Operating Segments

 The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

—	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Nine-month period ended September 30, 2017*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	2,033	863	-	2,896
Inter-segment revenues	11	123	(134)	-

Segment EBITDA**	477	187			664

Depreciation and amortization					(412)
Taxes on income					(35)
Financing income					38
Financing expenses					(152)
Share based payments					(2)
Other income					2

Profit for the period					103

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 -  Operating Segments (cont'd)

	Nine-month period ended September 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	2,279	764	-	3,043
Inter-segment revenues	12	138	(150)	-

Segment EBITDA**	508	177			685

Depreciation and amortization					(398)
Taxes on income					(32)
Financing income					39
Financing expenses					(149)
Share based payments					(4)
Other expenses					(5)

Profit for the period					136

	Three-month period ended September 30, 2017*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	675	300	-	975
Inter-segment revenues	4	39	(43)	-

Segment EBITDA**	160	66			226

Depreciation and amortization					(143)
Taxes on income					(12)
Financing income					12
Financing expenses					(51)

Profit for the period					32

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 -  Operating Segments (cont'd)

	Three-month period ended September 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	725	267	-	992
Inter-segment revenues	4	48	(52)	-

Segment EBITDA**	149	60			209

Depreciation and amortization					(131)
Tax benefit					2
Financing income					12
Financing expenses					(54)
Share based payments					(1)
Other expenses					(4)

Profit for the period					33

	Year ended December 31, 2016
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,981	1,046	-	4,027
Inter-segment revenues	17	183	(200)	-

Segment EBITDA**	625	233			858

Depreciation and amortization					(534)
Taxes on income					(10)
Financing income					46
Financing expenses					(196)
Share based payments					(6)
Other expenses					(8)

Profit for the year					150

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

** Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for an expense in the amount of approximately NIS 13 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2016 and a capital gain in the amount of approximately NIS 10 million due to a sale of a subsidiary which has been recorded in the second quarter of 2017 (see Note 8, regarding Sale of Indirect Subsidiary)), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 -  Debentures and Long-term Loans from Financial Institutions

Debentures

In June 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS 220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018, or the Agreed Date.

The price was set at NIS 1.011 for each Series K debenture (which bear a stated interest rate of 3.55% per annum) of NIS 1 principal amount, or a total consideration of approximately NIS 222 million, reflecting an effective interest yield of 3.6% per annum. The Company is required to pay a certain commitment fee to the institutional investors.  In case the debentures' rating on the Agreed Date shall be il(A-) or below, the price shall be reduced to NIS 1.001 for each Series K debenture of NIS 1 principal amount.

The closing of the issuance will be subject to certain customary conditions, including: the receipt of the TASE's approval, the absence of any event of default under the series K debentures indenture, the Company having an Israeli shelf prospectus in force, and satisfaction of the conditions set out in the series K debentures indenture for the issuance of additional K debentures (meaning, aside from the no events of default condition detailed above, that the issuance of additional debentures itself will not cause a rating downgrade compared to the rating prior to such issuance, and that the Company meets the financial covenants applicable to the series K debentures on the date of such issuance and thereafter). In June 2017, the TASE granted the Company the said requisite approval.

In relation to the said offering, the Company's rating agency reaffirmed the rating of ilA+/stable for the Company and its debentures.

Long-term Loans from Financial Institutions

a.
In June 2017, the Company entered into a loan agreement with an Israeli bank that provided the Company a similar loan in August 2015 (the "Lender" and the "2015 Loan Agreement", respectively), according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 150 million, unlinked, which will be provided to the Company in March 2019, and will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30,2019  through and including March 31, 2024. Until the provision of the loan, the Company is required to pay the Lender a commitment fee.

The agreement includes similar terms and obligations to those included in the Company's August 2015 loan agreement (for additional details, see Note 17(2) to the annual financial statements, regarding long-term loans from financial institutions) and applies the right to demand immediate repayment of either or both agreements due to certain events of default under either agreement.

b.
According to a loan agreement entered by the Company and two Israeli financial institutions in May 2015 (for additional details, see Note 17(2) to the annual financial statements, regarding long-term loans from financial institutions), in June 30, 2017 the second loan under the agreement in a principal amount of NIS 200 million was provided to the Company. The loan is without linkage and the principal amount bears an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 -  Revenues

Composition

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2017	2016	2017	2016
	(Unaudited)		(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	729	689	234	238	994

Revenues from services:
Cellular services	1,555	1,365	496	450	2,025
Land-line communications services	657	739	226	253	871
Other services	102	103	36	34	137
Total revenues from services	2,314	2,207	758	737	3,033
Total revenues	3,043	2,896	992	975	4,027

Note 7 -  Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	September 30,				December 31,
	2016		2017		2016
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,771)	(4,085)	(2,918)	(3,252)	(3,815)	(4,112)

Long-term loans from financial institutions including current maturities and accrued interest	(202)	(211)	(547)	(594)	(340)	(350)

*  The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 -  Financial Instruments (cont'd)

Fair value (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	September 30, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	359	-	-	359
Derivatives	-	4	-	4
Total assets	359	4	-	363
Financial liabilities at fair value through profit or loss
Derivatives	-	(21)	-	(21)
Total liabilities	-	(21)	-	(21)

	September 30, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	283	-	-	283
Derivatives	-	3	-	3
Total assets	283	3	-	286
Financial liabilities at fair value through profit or loss
Derivatives	-	(25)	-	(25)
Total liabilities	-	(25)	-	(25)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	-	-	282
Derivatives	-	2	-	2
Total assets	282	2	-	284
Financial liabilities at fair value through profit or loss
Derivatives	-	(17)	-	(17)
Total liabilities	-	(17)	-	(17)

During the reporting period, there have been no transfers between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 -  Financial Instruments (cont'd)

Fair value (cont'd)

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 8 -  Sale of Indirect Subsidiary

In May 2017, a wholly owned indirect subsidiary of the Company, 013 Netvision Ltd., or Netvision, has entered an agreement for the sale of its holdings in Internet Rimon Israel 2009 Ltd., or Rimon, a subsidiary of Netvision, to the other shareholders of Rimon. In June 2017, the sale of Netvision's holdings in Rimon was completed, following which the Company recorded a capital gain of approximately NIS 10 million (under Other Income (expenses), net, in the condensed consolidated interim statements of income). The consideration shall be paid to Netvision in several installments over a period of two years from the closing of the transaction.

Note 9 -  Commitments

In March 2017 and in April 2017, the Company's network sharing and hosting services agreements with Marathon 018 Xfone Ltd. (which has not entered the cellular market yet) and with Electra Consumer Products Ltd., or Electra, respectively, came into effect after their respective preliminary conditions were met and the Company's agreement with Electra was adopted by Golan Telecom Ltd., or Golan Telecom, upon completion of its share capital being purchased by Electra.

Upon completion of the Company's network sharing and hosting services agreement with Electra/Golan Telecom, or the Network Sharing Agreement, a loan in an amount of NIS 130 million was provided to Golan Telecom according to the terms of such agreement.

According to the terms of the Network Sharing Agreement, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs.

The Network Sharing Agreement includes a number of performance obligations for revenue recognition purposes:

•	Right of Use (IRU) to Golan Telecom to the passive elements of the Company;

•	Right of Use (IRU) to Golan Telecom in half of the existing active elements of the 3G and 4G network and 2G hosting services;

•	Transmission services to Golan Telecom.

In addition, Golan Telecom shall pay the Company for participation in network expenses, according to a mechanism as set forth in the Network Sharing Agreement, including for development and operations services to the 3G and 4G shared network.

For additional details, see Note 30(6) to the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of September 30 2017, in respect of all lawsuits against the Group amounts to approximately NIS 56 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, eight purported class actions have been filed against the Group (two of which were included in Note 31(1) to the annual financial statements): six purported class actions against the Group in the total sum estimated by the plaintiffs to be approximately NIS 386 million and two purported class actions against the Group, without specifying the amount claimed from the Group.

During the reporting period, thirteen purported class actions (six of which were reported as dismissed in Note 31(1) to the annual financial statements) were concluded: eight purported class actions against the Group for a total sum of approximately NIS 487 million, a purported class action against the Group, in which the amount claimed has not been specified by the plaintiffs, three purported class actions against the Group and other defendants together, in which the amount claimed has not been specified by the plaintiffs and a purported class action that has been filed against the Group and other defendants together, in which the amount claimed from the Group was estimated by the plaintiffs to be approximately NIS 6.7 billion.

In December 2016, the District court partially approved a request to certify a lawsuit filed against the Company in July 2014 as a class action, relating to an allegation that the commercial messages the Company sent to its subscribers failed to meet the requirements by applicable law. In January 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

In January 2017, the District court partially approved a request to certify a lawsuit filed against the Group in February 2013 as a class action, relating to an allegation that the Group failed to disconnect customers within the time frame set in its license and applicable law. In March 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 72 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

After the end of the reporting period, three purported class actions against the Group, in a total amount estimated by the plaintiffs to be approximately NIS 22 million, and a purported class action against the Group, in which the amount claimed has not been quantified by the plaintiffs, were concluded.

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.
In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as a class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and proceedings are still pending.

2.
In December 2015, a purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, had the lawsuit been certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiffs, an estimated amount of approximately NIS 6.7 billion was claimed from the Company. In September 2016, the purported class action was dismissed by the District Court. In November 2016, the plaintiffs filed an appeal regarding the District Court's decision and in January 2017, the Supreme Court dismissed their appeal.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 22, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary